UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16560

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Darwood Associates, Incorporated

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

284 US Highway 206
                              (No. and Street)

Hillsborough	NJ	08844
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gerard Rendinaro	(908) 874-3600	g.rendinaro@darwoodassociates.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group LLC.
                    (Name – if individual, state last, first, and middle name)

114 Cambridge Rd	Landenberg	PA	19350
(Address)	(City)	(State)	(Zip Code)

2/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GERARD RENDINARO _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DARWOOD ASSOCIATES, INCORPORATED _____, as of DECEMBER 31, _____, 2025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: VICE PRESIDENT

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DARWOOD ASSOCIATES INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2025

DARWOOD ASSOCIATES INC.
CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Darwood Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Darwood Associates, Inc., as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year ended December 31, 2025 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Darwood Associates, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Darwood Associates, Inc.'s management. Our responsibility is to express an opinion on Darwood Associates, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Darwood Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital, aggregate indebtedness, and basic net capital requirement pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Darwood Associates, Inc.'s financial statements. The supplemental information is the responsibility of Darwood Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital, aggregate indebtedness and basic net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

We have served as Darwood Associates, Inc.'s auditor since 2018.
Landenberg, Pennsylvania
March 30, 2026



RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders
of Darwood Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Darwood Associates, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting the Annual Audited Report presented $491 more revenue than the SIPC report, the Annual Audit Report did not separate out $77 of additions reflected on the SIPC report, resulting in a $414 net revenue variance;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

In performing these procedures, management of the Company and SIPC have agreed that only differences that exceed $25 for procedures 2 and 3, and $1 for procedures 1, 4 and 5 are deemed to be exceptions. As agreed to in our engagement letter with the Company, exceptions at or below this threshold were not considered findings for the purpose of this report.



We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RW Group, LLC

Landenberg, PA
March 30, 2026

DARWOOD ASSOCIATES INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash	$	44,420
Commission receivable		22,463
Marketable securities (at fair value)		174,834
Clearing deposit		35,000
Security deposits and other assets		1,388
Total assets	$	278,105

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	46,591
Deferred taxes		35,426
Total liabilities		82,017
Stockholder's Equity:		
Common stock, no par value, 50,000 shares authorized, issued and outstanding		50,000
Retained earnings		146,088
Total stockholder's equity		196,088
Total liabilities and stockholder's equity	$	278,105

The accompanying notes are an integral part of these financial statements.

DARWOOD ASSOCIATES INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues:	
Commissions	$ 618,064
Investment income	1,890
	619,954
Expenses:	
Salaries and related expenses	276,607
Professional fees and commissions	75,485
Occupancy	32,127
Regulatory fees and expenses	6,593
Travel	22,320
Insurance	8,373
Meals and entertainment	34,824
Other expenses	130,555
	586,884
Income from operations before other income and provision for income taxes	33,070
Other income - unrealized gain on marketable securities	35,676
Income before provision for income taxes	68,746
Provision for income tax expense	9,225
Provision for deferred income tax expense	3,074
Net income	$ 56,447

The accompanying notes are an integral part of these financial statements.

DARWOOD ASSOCIATES INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock	Retained Earnings	Total
Balance, beginning	$ 50,000	$ 89,641	$ 139,641
Net income		56,447	56,447
Balance at December 31, 2025	$ 50,000	$ 146,088	$ 196,088

The accompanying notes are an integral part of these financial statements.

DARWOOD ASSOCIATES INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:	
Net income	$ 56,447
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Unrealized gain on marketable securities	(35,676)
Changes in operating assets and liabilities:	
Increase in commission receivables	(85)
Decrease in security deposits, and other assets	1,047
Decrease in right to use assets	18,105
Increase in accounts payable and accrued expenses	8,623
Increase in deferred tax liability	3,074
Decrease lease payable	(19,382)
Total adjustments	(24,294)
Net Cash provided by operating activities	32,153
Net increase in Cash and Restricted Cash	32,153
Cash and Restricted Cash at beginning of the year	47,267
Cash and Restricted Cash at end of the year	$ 79,420

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest paid	
Income taxes paid	1,745
Non cash financing:	

Cash & Restricted Cash

Cash	44,420
Clearing Deposit	35,000
Total Cash & Restricted Cash	$ 79,420

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Darwood Associates Inc. ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934.

The Company was incorporated on April 1, 1971 in the State of New York.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp ("SIPC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Commission Receivable
The Commissions Receivable as of December 31, 2025 were $22,463.

Commission receivable are stated at the amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Management has determined that no allowance for credit losses at December 31, 2025 are required.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

Marketable Securities
Marketable securities are carried at fair market value, with unrealized gains and losses reported in net earnings. Realized gains or losses are computed based on specific identification of the securities sold and are charged or credited to current earnings. Purchases and sales of marketable securities and the related commission revenue and expense are recorded on a trade date basis which is generally two business days before settlement. Marketable securities are classified as a Level 1 investment. ASC 820 Fair Value Hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, Level 1, Level 2 and Level 3.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

Income Taxes
The Company accounts for income taxes using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred taxes also are recognized for operating losses that are available to offset future taxable income.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The expense (benefit) for income taxes consist of:

Current:

Federal	S	6500
State	S	2725
Total tax expense	**S**	**9225**

Deferred and other:

Federal	S	3029
State	S	45
Total tax expense	**S**	**3074**

Revenue Recognition

The Company's revenues are from commissions and fees earned from their brokering services and are recognized on settlement date. Any other revenues are de minimis and recognized when received. The Company has adopted ASC 606 and has applied the 5 Step Model to Revenue Recognition as follows:

1. Contracts:
   - Accounts held at RBC- the RBC Customer Agreement and agreed upon commission schedule.

2. Performance Obligation in the Contracts:
   - Trades- Execution of Trade and subsequent settlement.
   - Fees Earned- The passing of a prescribed period of time.

3. Transaction Price:
   - Trades- Agreed upon commission schedule.
   - Fees Earned- As prescribed in contract.

4. Allocation of the Transaction Price between Performance Obligations in the Contract:
   - The price is allocated ratably based on the stand alone performance price of each performance obligation.

5. Recognition of Revenue when Performance Obligation is Satisfied:
   - See the paragraph above.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

3. NET CAPITAL

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 8 to 1, in the first year of membership, and 15 to 1 thereafter. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1.

As of December 31, 2025, the Company had net capital of $149,535 which exceeded required net capital by $144,535 and aggregate indebtedness of $82,017. The Company's aggregate indebtedness to net capital ratio was .548 to 1 as of December 31, 2025.

4. CLEARING DEPOSIT

As of December 31 2025, the Company has a $35,000 deposit with RBC Capital Markets pursuant to the Fully Disclosed Clearing Agreement.

5. OPERATING LEASE

The Company's lease for its facilities in New Jersey expired on December 31, 2025. Currently the space in New York is being rented on a month to month basis. As of December 31, 2025 neither lease has been renewed. Subsequent to year end, in January 2026, we executed the lease renewal for New Jersey, with a two year term and a one year option with an effective date of January 1, 2026. We expect this agreement to have a material effect on our financial statements and a minor effect on our Net Capital. The Company paid $30,981 in office rent (including area maintenance costs) for 2025.

6. MARKETABLE SECURITIES

The Company purchased 300 warrants divided into four tranches to purchase shares of common stock of The NASDAQ Stock Market, Inc. The first two tranches expired worthless. The Company exercised the warrant for the third tranche and paid $4,500 for 300 shares of restricted stock in 2005. In 2006, the Company exercised the warrant for the fourth tranche and paid $4,800 for 300 shares of restricted stock. On August 29, 2022 the aforementioned shares split three for one. As of December 31, 2025 all restrictions on the marketability of the stock were lifted. Accordingly, the Company now carries the security as an allowable asset for net capital purposes at market value. As of December 31, 2025, the Company has $174,834 in marketable securities.

The following table presents the Company's fair value hierarchy for this asset as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Marketable Securities	174,834		-	174,834

7.   SEGEMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including riskless principal transactions and securities brokerage services. The Company has identified its two General Principals, as its chief operating decision makers (CODMs), who use net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODMs use excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintain capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODMs manage the business activities using information of the Company as a whole. The accounting policies uses used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment revenue, significant expenses, and other required segment disclosures for the year ended December 31, 2025 are the same as those presented in the Statements of Financial Condition, Income, and Cash Flows.

8.   SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2025, and March 30, 2026, when the financial statements were issued. There were no transactions or event that required disclosure as subsequent events.

SCHEDULE I

DARWOOD ASSOCIATES INC.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND BASIC NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2025

Aggregate Indebtedness			
Accounts payable and accrued expenses		$	82,017
Total Aggregate indebtness		$	82,017
Total stockholder's equity		$	196,088
Adjustments to Net Capital			
Haircuts and undue concentrations	(45,165)		
Security deposits and other assets	(1,388)		
Total Adjustments to Net Capital			(46,553)
Net Capital, as defined		$	149,535
Computation of Basic Net Capital Requirement			
(a) Minimum net capital required (6 2/3 % of total aggregate indebtness)			5,468
(b) Minimum net capital required of broker dealer		$	5,000
Net Capital Requirement (Greater of (a) or (b))		$	5,000
Net Capital In Excess of Requirement		$	144,535
Net Capital less greater of 10% of A.I. or 120% of Net Capital Requirement		$	143,535
Ratio Of Aggregate Indebtedness To Net Capital			54.8%

Reconciliation with the Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited)		
Focus Report	$	149,535
Net audit adjustments		-
Increase in non-allowable and haircuts		-
Net capital per above	$	149,535

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2025.

See Report of Independent Registered Public Accounting Firm

DARWOOD ASSOCIATES INC.

EXEMPTION REPORT PURSUANT TO RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2025

Darwood Associates Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2025 without exception.

Signature: _____

Gerard Rendinaro, Vice President



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Darwood Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Darwood Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Darwood Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 : (2)(ii) (the "exemption provisions") and (2) Darwood Associates, Inc. stated that Darwood Associates, Inc met the identified exemption provisions throughout the most recent fiscal year without exception.

Darwood Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Darwood Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

RW Group, LLC

Landenberg, Pennsylvania
March 30, 2026